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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 2 FOR THE MONTH OF DECEMBER, 2000




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F /X/   Form 40-F / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes / /   No /X/

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                              VISIBLE GENETICS INC.

      On December 20, 2000, we announced that we have been granted French regulatory approval for our TRUGENE(TM) HIV-1 Genotyping Kit by the Agence Francaise De Securite Sanitaire Des Produits de Sante. Our TRUGENE HIV-1 Genotyping Kit is the first sequence based DNA test to be approved in the French market.

      French regulatory approval followed submission and review of relevant information as required by the French regulatory authorities. Some of the information contained in the submission was also contained in the file we submitted for review to the U.S. Food and Drug Administration in September, 2000. Additional studies were required by the French regulatory authorities and data generated in those studies demonstrated accuracy of 98.4% and reproducibility of 99.7%. The French trial sites sequenced samples of both subtype B and non B strains of HIV which are common in France.

      We believe that we are currently able to launch the TRUGENE HIV-1 Genotyping Kit in the rest of the European Union (EU) member states. We expect that further product approvals will not be required in the EU until new EU wide regulations go into effect. We anticipate being in compliance with the new regulations as they become effective.

      Currently there are approximately 200,000 patients receiving HIV drug treatment in Europe. With French regulatory approval, we anticipate launch of the TRUGENE HIV-1 Genotyping Kit will be underway in Europe in the first quarter of 2001. The TRUGENE HIV-1 Genotyping Kit is now positioned to become a significant component of standard of care for HIV patients in Europe.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.


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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    VISIBLE GENETICS INC.


Date: December 20, 2000             By: /s/ RICHARD T. DALY
                                        -------------------
                                        Name:  Richard T. Daly
                                        Title: President and Chief
                                               Executive Officer